Schering Stiftung begins its mission to further outstanding achievements in science and culture
Berlin, January 29, 2003 - Schering Stiftung officially began work today with a ceremony at the Berlin-Brandenburg Academy of Sciences. The aims of the foundation were presented to the public for the first time in the presence of Johannes Rau, President of the Federal Republic.

The President welcomed the establishment of the Schering Stiftung as a positive sign and underlined the importance of private and corporate initiatives especially during a period of decreasing public funds.

"With the establishment of the Schering Stiftung we are adding another cornerstone to our corporate citizenship activities", said Dr Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG and Vice-Chairman of the Schering Stiftung's Council. "This commitment to the community is possible only because of our entrepreneurial success".

"The purpose of the Schering Stiftung is to recognize and promote outstanding achievements in science and culture and to make them accessible to a wider public", explained Professor Juergen Mittelstrass, University of Constance and Chairman of the Schering Stiftung's Council. "I am pleased that, in Dr Monika Lessl and Dr Ilona Murati-Laebe, we have succeeded in recruiting two outstanding personalities to the Board".

The main objectives of the Schering Stiftung also reflect the principles of Schering AG's commitment as founder. The foundation wants to contribute to the advancement of science as the basis for future viability as well as to the maintenance and promotion of our cultural society. To achieve this it will pursue the following policies:

1) Promote pioneering and outstanding work:
The aim of the Stiftung is to support persons or institutions that have performed pioneering work and set new standards in the field of science or culture and which, as a result, can be regarded as innovators. The intention is to help safeguard such achievements and to reward and promote them. As an example, the Ernst-Schering Prize will in future be awarded by the Schering Stiftung.

2) Break bounds and be daring:
The foundation is to offer a forum for the initiation and support of projects or work on experimental subjects that transgress the boundaries of conventional disciplines or traditions. Interdisciplinary and networked thinking and working is to be promoted.

3) Sponsor young and talented artists and scientists:
The Stiftung wants, in particular, to support young and talented people in science and culture and to accompany and encourage them on their way.

In September 2002, Schering AG endowed the Schering Stiftung with starting capital of EUR 20 million for the promotion of science, art and culture. Although the new foundation is situated in Berlin, it will be operating at an international level. The actual location of the foundation will, however, help promote Berlin's status as a city of research and culture.

With the recent appointment of another two personalities, Professor Jutta Limbach and Professor Horst Bredekamp, the number of Stiftung's Council members has now risen to seven.

Members of the Stiftung's Council

Professor Dr Dr hc mult Juergen Mittelstrass (Chairman)
Center of Philosophy and Scientific Theory, University of Konstanz

Dr Hubertus Erlen (Vice-Chairman )
Chairman of the Board of Executive Directors of Schering AG, Berlin

Professor Dr Horst Bredekamp
Philosophical Faculty III, Humboldt University of Berlin

Professor Dr Manfred Erhardt
General Secretary of the Stifterverband fuer die deutsche Wissenschaft, Essen

Professor Dr Dr hc mult Albin Eser
Max Planck Institute for Foreign and International Criminal Law, University of Freiburg

Professor Dr Dr hc mult Jutta Limbach
President, Goethe-Institut Inter Nationes, Munich

Professor Dr Dr hc Guenter Stock
Member of the Board of Executive Directors of Schering AG, Berlin


Members of the Stiftung's Board

Dr Monika Lessl (Science)
Dr Ilona Murati-Laebe (Culture)

Contact address of Schering Stiftung

Postal address: Schering Stiftung, D-13342 Berlin
T: +49-30-468 125 27 / 143 80
E-Mail: monika.lessl@schering.de or ilona.muratilaebe@schering.de


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de
Personnel: Mathias Claus, T: +49-30-468 120 66; mathias.claus@schering.de